SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 8 )

LNB Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
502100-10-0
(CUSIP Number)
Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 2, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502100-10-0	Page	2	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AMG Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		330,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		330,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

330,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.5%

14	TYPE OF REPORTING PERSON (see instructions)

OO

CUSIP No.	502100-10-0	Page	3	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven A. Calabrese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		170,000(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		330,000(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		170,000(1)

WITH	10	SHARED DISPOSITIVE POWER

330,000(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

6.9%

14	TYPE OF REPORTING PERSON (see instructions)

IN
(1) Includes 80,000 shares owned by CCAG Limited Partnership.
(2) Shares owned by AMG Investments, LLC.

CUSIP No.	502100-10-0	Page	4	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		90,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		330,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		90,000

WITH	10	SHARED DISPOSITIVE POWER

330,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

420,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.8%

14	TYPE OF REPORTING PERSON (see instructions)

IN
(1) Shares owned by AMG Investments, LLC.

CUSIP No.	502100-10-0	Page	5	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CCAG Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		80,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		80,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.1%

14	TYPE OF REPORTING PERSON (see instructions)

PN

CUSIP No.	502100-10-0	Page	6	of	9
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 8 to Schedule 13D is filed by AMG Investments, LLC, an Ohio limited liability company (“AMG”), Steven A. Calabrese, Richard M. Osborne and CCAG Limited Partnership, an Ohio limited partnership (“CCAG”) (each a “Reporting Person” and together, the “Reporting Persons”), relating to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc., an Ohio corporation (“LNB”).
Item 2. Identity and Background.
     Item 2 is amended and supplemented as follows:
     (a) Pursuant to Rule 13d-1(k), this Schedule 13D is filed by AMG, Steven A. Calabrese, Richard M. Osborne and CCAG for the purpose of reporting acquisitions of Shares of the Company. Mr. Osborne and Mr. Calabrese are the managing members of AMG. Mr. Calabrese is the President and only member of the Board of Directors and the only executive officer of the general partner of CCAG.
     (b) The business address of CCAG is 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115.
     (c) The principal business of CCAG is real estate investment and management services.
     (d) Negative with respect to the CCAG.
     (e) Negative with respect to the CCAG.
     (f) CCAG is organized under the laws of the State of Ohio.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by CCAG were acquired for the aggregate purchase price of approximately $780,000 (excluding commissions) with margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of the Shares reported herein as having been acquired by CCAG.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:

CUSIP No.	502100-10-0	Page	7	of	9
     Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, CCAG does not currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LNB;
     (ii) the sale or transfer of a material amount of assets of LNB;
     (iii) a change in the present board of directors or management of LNB;
     (iv) a material change in the present capitalization or dividend policy of LNB;
     (v) a material change in the business or corporate structure of LNB;
     (vi) a change to the articles of incorporation, or code of regulations of LNB, or an impediment to the acquisition of control of LNB by any person;
     (vii) the delisting from NASDAQ National Market’s Over-the-Counter Bulletin Board of LNB’s Shares;
     (viii) a class of equity securities of LNB becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     CCAG reserves the right to modify its plans and proposals described in this Item 4 and, as disclosed above, to acquire additional Shares or dispose of Shares from time to time depending on market conditions. Further, subject to applicable laws and regulations, CCAG may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Items 5(a), 5(b) and 5(c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by LNB, there are 7,295,663 Shares outstanding.
     AMG owns 330,000 Shares, or 4.5% of the outstanding Shares. Mr. Calabrese beneficially owns 500,000 Shares, including 330,000 Shares owned by AMG, 90,000 Shares owned by him individually, and 80,000 Shares owned by CCAG, or 6.9% of the outstanding Shares. Mr. Osborne beneficially owns 420,000 Shares, including 330,000 Shares owned by AMG and 90,000 Shares owned by him individually, or 5.8% of the outstanding Shares. CCAG beneficially owns 80,000 Shares, or 1.1% of the outstanding Shares. Together, Mr. Calabrese and Mr. Osborne have the power to vote 590,000 Shares, or 8.1% of the outstanding Shares.

CUSIP No.	502100-10-0	Page	8	of	9
     (b) As the only executive officer of the general partner of CCAG, Mr. Calabrese has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Shares owned by CCAG. Mr. Calabrese and Mr. Osborne, as managing members of AMG, have shared power to vote, or to direct the voting of, and shared power to dispose or to direct the disposition of, the Shares owned by AMG. Each of Mr. Calabrese and Mr. Osborne have sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, 90,000 Shares owned individually. CCAG has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Shares owned by it.
     (c) On May 2, 2008, CCAG purchased 80,000 Shares at a price of $9.75 per share. The Reporting Persons have not effectuated any other transactions in the Shares since the filing of Amendment No. 7 to Schedule 13D on April 24, 2008.
Item 7. Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 9, 2008

AMG Investments, LLC

/s/ Richard M. Osborne

By: Richard M. Osborne
Its: Managing Member

/s/ Steven A. Calabrese

Steven A. Calabrese, Individually

/s/ Richard M. Osborne

Richard M. Osborne, Individually

CCAG Limited Partnership
By: TGF, Inc., its general partner

/s/ Steven A. Calabrese

By: Steven A. Calabrese, President

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement